

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

<u>Via E-Mail</u>
Diane J. Harrison
Chief Executive Officer
PurpleReal.com, Corp.
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

> **Re:** **PurpleReal.com, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 16, 2014**
> **File No. 333-194307**

Dear Ms. Harrison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 4 in our letter dated May 7, 2014 and your amended disclosure, however it appears that you have not revised your disclosure fully in response to that comment. Please revise your disclosure to remove any statements that suggest an inappropriate degree of certainty regarding the development of your business operations. As examples only, we note the following references that still appear in your filing: "the vast majority of our revenues are derived from working class families," the company "will be implementing its business plan," "will provide silk products and costume jewelry," "we will offer delivery by…," "we do not rely on," and "will be purchasing our silk and costume jewelry products from manufacturers." In addition, your disclosure continues to contain a number of references that your business "will" operate in certain ways, instead of "intends to" operate in certain ways; please revise.

Prospectus Cover Page

2. We note your response to comment 3 in our letter dated May 7, 2014, however it does not appear that you have revised the prospectus cover page as requested. In the second sentence of the fifth paragraph, please delete the phrase "[u]ntil a decision to seek a quotation is made." In the third sentence of the fifth paragraph, please delete the phrase "[i]n the event management files an application with FINRA for a quotation and we are cleared by FINRA for quotation"; to the extent the identified methods of distribution that follow such phrase will not apply if your stock is not quoted, please revise accordingly. Please also revise your reference to broker-dealers and selling stockholders being able to "agree…to sell…shares at a stipulated price per share."

Plan of Operation, page I-21

3. We note your disclosure in this section that the rise in funding sources will enable your company to seek assistance from experienced business people. Given that the Commission's proposed rules regarding crowdfunding limit the ability of reporting companies to utilize the crowdfunding exemptions, it is unclear that this disclosure is appropriate. Please remove this disclosure, or supplementally advise us as to its applicability.

4. We note your response to comment 10 in our letter dated May 7, 2014. As requested, please revise this section to discuss the anticipated timing associated with the various stages of development discussed in this section; if you do not know the anticipated timing, please state that that is the case.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director